Exhibit 1
June 17, 2008
Marlin Equity Partners, LLC
2121 Rosecrans Avenue
Suite 2370
El Segundo, California 90245

Re:	Exclusivity Agreement
Gentlemen:
     Crown EMAK Partners, LLC, Peter Ackerman and certain affiliates (collectively, “CEP”) holding capital stock of EMAK Worldwide, Inc. (the “Company”) wish to induce Marlin Equity Partners, LLC and its affiliates (“Marlin”) to expend significant time, effort and expense to pursue a potential acquisition by Marlin, acting through a partnership or other entity (“Holdco”), of all of the outstanding capital stock, common and preferred, of the Company (such acquisition, in a form to be determined by Marlin, the “Transaction”). Marlin and CEP are interested in pursuing discussions and pursuing due diligence towards the Transaction, provided they come to certain mutual agreements as set forth below.
     1. CEP agrees that during the term of this Agreement it will not (i) solicit or seek offers, inquiries or proposals for, or encourage, or induce any offer, inquiry or proposal to enter into, any transaction with any person, other than the Transaction with Marlin, that involves the purchase of the Company or its assets (whether by way of stock sale, merger, reorganization or other transaction) (a “Competing Transaction”), (ii) provide any non-public or confidential information to any other person regarding the Company, nor (iii) sell or commit to sell its stock or other debt or equity or contingent equity interests in the Company (the “CEP Securities”) to any person other than Marlin or the Company. CEP hereby represents and warrants that it is not bound under any agreement with the Company or any other person that would limit its ability to comply with its obligations under this Exclusivity Agreement.
     2. Marlin covenants that the terms of the Transaction will provide to CEP a cash purchase price payable at closing of the Transaction for the CEP Securities that are Series AA Preferred Stock equal to the Liquidation Value of such shares; provided, however, that in the event Marlin’s due diligence suggests a valuation less than it currently anticipates, Marlin and CEP agree to negotiate in good faith, and to extend the exclusivity for a reasonable period of time not to exceed 30 days beyond that set forth in Section 4 below to permit such negotiations, modifications to the terms of Marlin’s acquisition of the Series AA Preferred Stock that would result in a part cash, part roll-over equity interest in Holdco consideration for such preferred shares that would allow Marlin to continue to pay reasonable consideration to holders of the Company’s Common Stock to assure approval of the Transaction. Notwithstanding the foregoing, if in connection with such negotiations Marlin proposes a modification under which CEP would receive a cash payment at closing of the Transaction of less than ninety percent (90.0%) of the Liquidation Value of the Series AA Preferred Stock, then CEP shall have the right to immediately terminate this Exclusivity Agreement. The proposed terms of the Transaction

Marlin Equity Partners, LLC
June 17, 2008

that CEP and Marlin have discussed to date are intended to serve only as an expression of the parties’ intent to proceed in good faith to negotiate, prepare, reach agreement on and execute one or more definitive agreements with respect to the Transaction, and not as creating any binding or legally enforceable obligations on either CEP or Marlin with respect to the specific terms of the Transaction.
     3. Each party undertakes and agrees to consult with the other in good faith on substantive matters relating to (other than internal actions and decisions) the material terms of any written proposals or offers (whether through Holdco or otherwise) it makes to the Company (or its Board of Directors) in respect of the Transaction (each, an “Offer”). Neither CEP nor Marlin shall be obliged to proceed with the Transaction unless and until a definitive agreement with respect to the Transaction is signed between the Company and/or Holdco, and neither Marlin nor CEP shall not have any obligation of any sort in connection with the Transaction except as may be set forth herein or agreed in writing by the parties hereafter. CEP agrees it will provide reasonable cooperation to Marlin in connection with introducing Marlin to other interested persons in the Company and to preparation of a Offer.
     4. This Exclusivity Agreement shall terminate upon the first to occur of: (i) the consummation by the Company of a Competing Transaction on or after the date that both parties have executed this Exclusivity Agreement (the “Effective Date”); (ii) receipt by CEP of written notification from Marlin to CEP on or after the Effective Date that it no longer wishes, acting in good faith, to proceed with the Transaction (and Marlin hereby agrees to provide CEP with prompt written notice thereof); (iii) the close of business on the date that is 30 days after the Effective Date, as such date may be extended from time to time by the mutual written agreement of CEP and Marlin or pursuant to the provisions of Section 2 above; (iv) upon execution by the parties hereto of a Lock-Up or other agreement that by its terms supercedes the provisions of this Exclusivity Agreement; or (v) mutual written agreement of Marlin and CEP to terminate this Exclusivity Agreement; provided, that, notwithstanding the foregoing, each party shall retain such party’s rights and remedies with respect to pre-termination breaches by the other party of such other party’s obligations under this Exclusivity Agreement.
     5. The parties hereto acknowledge that money damages may not be a sufficient remedy for any breach of this Exclusivity Agreement by any party. Accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Exclusivity Agreement and to enforce specifically the terms and provisions of this Exclusivity Agreement. This Exclusivity Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to the conflict of laws principles thereof). This Exclusivity Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

Marlin Equity Partners, LLC
June 17, 2008

     If the foregoing accurately represents your understanding with respect to the matters addressed herein, please so indicate by executing this Exclusivity Agreement in the applicable space below.

Sincerely,

Crown EMAK Partners, LLC

By:	/s/ Jeff Deutschman

Name: Jeff Deutschman
Title: Managing Member

And by
/s/ Peter Ackerman

Peter Ackerman
Agreed and accepted:

MARLIN EQUITY PARTNERS, LLC

By:	/s/ Nick Kaiser

Name: Nick Kaiser
Title: Principal
Dated as of: June 17, 2008